Karbon‑X Corp.

540 5th Ave SW, Suite 1720

Calgary, AB T2P 0M2

April 13, 2026

VIA EDGAR

Christie Wong

Julie Sherman

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Karbon‑X Corp.

Form 10‑K for the Fiscal Year Ended May 31, 2025

Form 10‑Q for the Quarter Ended November 30, 2025

File No. 000‑56288

Dear Ms. Wong and Ms. Sherman:

This letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated March 5, 2026 (the “Comment Letter”) regarding the above‑referenced filings.

For your convenience, we have reproduced each of the Staff’s comments below in bold, followed by our response. Unless otherwise indicated, references to “we,” “us,” “our,” and the “Company” refer to Karbon‑X Corp. and its consolidated subsidiaries.

Form 10‑K for the Fiscal Year Ended May 31, 2025

Item 9A. Controls and Procedures, page 20

1. In future filings, please disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S‑K.

Response:

We acknowledge the Staff’s comment. In future Annual Reports on Form 10‑K and Quarterly Reports on Form 10‑Q, we will revise our disclosure under “Controls and Procedures” to explicitly state management’s conclusion regarding the effectiveness of our disclosure controls and procedures as of the end of the period covered by the report, as required by Item 307 of Regulation S‑K.

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By way of example, we expect to include language substantially similar to the following (subject to updates as of each reporting date):

“As of _______________, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a‑15(e) and 15d‑15(e) under the Exchange Act. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were [effective / not effective] as of _______________.”

Notes to Consolidated Financial Statements – Revenue Recognition, page F‑9

2. Please explain how you account for revenue related to the sale of carbon credits. Specifically, tell us (1) the nature of the carbon credits, whether voluntary or for compliance; (2) how you determine when control of the carbon credits transfers to customers; (3) any ongoing performance obligations after the sale; and (4) how you determine the transaction price, including variable considerations due to regulatory or reversal risks.

Response:

We generate revenue from the sale of carbon credits and from consulting and related services. Our environmental attributes are both compliance focused (such as Canada Federal OBPS or Alberta TIER) and voluntary focused (transacted withing Gold Standard, Verra, etc.). We apply ASC 606, Revenue from Contracts with Customers, to these arrangements.

(1) Nature of the carbon credits

Our contracts with customers typically involve the sale of environmental attributes that are either:

•	Project generated credits: Credits we originate or control through our participation in underlying projects (e.g., afforestation, reforestation, or other verified emissions reduction projects); or

•	Purchased credits: Credits we purchase from third parties and resell to customers.

In both cases, the credits are verified and issued by recognized registries such as Verra and ACR and are intended for use in voluntary offset programs by corporate or institutional buyers and/or regulatory schemes like Canadian OBPS, Article 6, or CORSIA.

(2) Transfer of control

We identify a single performance obligation in contracts for the sale of carbon credits: the transfer of control of a specified quantity of credits to the customer, or retire on their behalf.

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Control typically transfers at the point in time when we have completed all actions necessary to give the customer the ability to direct the use of, and obtain substantially all of the remaining benefits from, the credits. This is generally when:

•	The credits are transferred to the customer’s account on the relevant registry, or

•	The credits are retired on behalf of the customer in the registry, if the contract specifies retirement rather than transfer.

We consider the indicators of control in ASC 606‑10‑25‑30 through 25‑30‑1, including the customer’s legal title, physical or constructive possession (via registry account), the customer’s significant risks and rewards of ownership, and the customer’s acceptance of the credits. Revenue is recognized at this point in time.

(3) Ongoing performance obligations

In most carbon credit sale arrangements, once the credits are transferred or retired as specified in the contract, we have no further material performance obligations. The customer obtains control of the credits and can use them to offset emissions or for other purposes.

In certain contracts, we may provide ancillary services such as reporting, advisory, or marketing support related to the customer’s sustainability initiatives. Where these services are distinct from the transfer of credits, we identify them as separate performance obligations and allocate consideration based on relative standalone selling prices. Revenue for these services is recognized over time as the services are provided.

We will enhance our future disclosures to clarify the nature of our performance obligations and the timing of revenue recognition for carbon credit sales and related services.

(4) Transaction price and variable consideration

The transaction price for carbon credit sales is generally based on a fixed price per credit multiplied by the contracted volume. In some cases, the consideration may include elements of variable consideration, such as:

•	Volume based price adjustments;

•	Market indexed pricing mechanisms; or

•	Regulatory or reversal related contingencies (e.g., callbacks or replacement obligations if credits are invalidated or reversed due to project underperformance or regulatory changes).

We estimate variable consideration in accordance with ASC 606‑10‑32‑5 through 32‑13, using either the expected value or most likely amount method, depending on which better predicts the amount of consideration to which we expect to be entitled. We apply the constraint on variable consideration in ASC 606‑10‑32‑11 through 32‑13 and include variable amounts in the transaction price only to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty is resolved.

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For example, where we have potential obligations to replace credits in the event of project failure or regulatory invalidation, we assess the likelihood and magnitude of such events based on historical experience, project specific risk assessments, and available third-party information. To the extent such risks are material and not adequately mitigated; we may constrain the related variable consideration.

We will expand our revenue recognition disclosures in future filings to describe the nature of our carbon credit arrangements, the timing of transfer of control, any ongoing performance obligations, and our approach to estimating and constraining variable consideration.

3. Explain how you determined that you are the principal in transactions involving the sale of carbon credits. In your response, describe how you assessed the indicators outlined in ASC 606‑10‑55‑36 through 55‑40.

Response:

We acknowledge the Staff’s comment and have evaluated whether we act as principal or agent in our carbon credit transactions under ASC 606‑10‑55‑36 through 55‑40.

In most of our carbon credit sales, we conclude that we are the principal because we control the credits before they are transferred to the customer. Our assessment is based on the following indicators:

•

Control of the asset before transfer (ASC 606‑10‑55‑37): We obtain control of the credits either by (i) originating them through our project arrangements, or (ii) purchasing them from third parties and holding them in our registry accounts prior to sale. We have the ability to direct the use of the credits (e.g., to sell them to different customers) and obtain substantially all of the remaining benefits until they are transferred or retired for the customer.

•

Primary responsibility for fulfillment (ASC 606‑10‑55‑39(a)): We are primarily responsible for fulfilling the promise to provide carbon credits to the customer, including ensuring that the credits meet the agreed specifications (e.g., project type, vintage, registry, and verification standard). Customers look to us, rather than to the project developer or prior holder, to deliver the credits.

•

Inventory risk (ASC 606‑10‑55‑39(b)): We generally bear inventory risk before the credits are transferred to the customer, including the risk of holding credits that may fluctuate in value or may not be sold. In some cases, we also bear risk related to replacement or remediation if credits are invalidated or reversed, subject to contractual terms and registry or buffer mechanisms.

•

Discretion in establishing prices (ASC 606‑10‑55‑39(c)): We typically have discretion in setting the sales price to customers, even when we purchase credits from third parties. Our margin is not a fixed commission; rather, it is the difference between the price at which we acquire or originate the credits and the price at which we sell them.

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Based on these indicators, we conclude that we control the credits before they are transferred to the customer and therefore act as principal. Accordingly, we recognize revenue on a gross basis for these transactions.

In limited cases where we do not obtain control of the credits before transfer, do not bear inventory risk, and earn a fixed commission or fee, we would evaluate whether we act as an agent and, if so, recognize revenue on a net basis. To date, such arrangements have been minimal.

We will enhance our future disclosures to describe our principal versus agent assessment and our conclusion that we generally act as principal in carbon credit sales.

4. Provide a roll forward of deferred revenue, including a breakdown of the underlying balances by current and noncurrent portions and discuss when you expect to recognize the related revenue as required by ASC 60610508 through 5010.

Response:

We acknowledge the Staff’s comment. We recognize that ASC 606‑10‑50‑8 through 50‑10 requires disclosure of the opening and closing balances of contract liabilities (deferred revenue), significant changes in those balances, and information about the timing of revenue recognition for remaining performance obligations.

Below is a roll forward as requested.

	FY2025 (Year Ended May 31, 2025)	Q2 FY2026 (Six Months Ended Nov 30, 2025)
Opening balance	$-	$3,864,080
Heidelberg deferred revenue	$928,042	$(928,042)
DevvStream deferred revenue	$2,936,038	$-
Other deferred revenue	$-	$26,764
Currency translation	$-	$(47,901)
Closing balance	$3,864,080	$2,914,901

Current portion	$3,864,080	$2,914,901
Noncurrent portion	$-	$-

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In future Annual Reports on Form 10‑K and, where material, Quarterly Reports on Form 10‑Q, we will provide a roll forward of deferred revenue and related disclosures.

We will also disclose the breakdown of deferred revenue between current and non‑current portions on the face of the balance sheet or in the notes, and provide qualitative and quantitative information about when we expect to recognize the related revenue, for example:

“As of May 31, 2026, the Company had deferred revenue of $_______, of which $________ is expected to be recognized as revenue within the next _____________12 months and $_________ thereafter. Deferred revenue primarily relates to ___________, including (i) advance billings for carbon credits to be delivered in future periods and (ii) consulting and advisory services to be performed over time.”

We will incorporate these disclosures in our future filings in accordance with ASC 606‑10‑50‑8 through 50‑10.

5. In future filings, please provide your revenue disaggregation in accordance with ASC 606‑10‑50‑5, 606‑10‑55‑89 through 55‑91. It appears you have revenue generated from selling carbon credits and providing consulting services.

Response:

We acknowledge the Staff’s comment. We agree that our revenue should be disaggregated to depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors, as required by ASC 606‑10‑50‑5 and 55‑89 through 55‑91.

In future Annual Reports on Form 10‑K and, where material, Quarterly Reports on Form 10‑Q, we will disaggregate revenue by type of good or service and, if relevant, by geographic region or market.

We will also provide the required narrative discussion linking the disaggregated revenue to our segment information (if applicable) and to our revenue recognition policies.

Form 10‑Q for the Quarter Ended November 30, 2025

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Unaudited Results for the Six Months Ended November 30, 2025 and 2024, page 23

6. We note a significant increase in your revenue during the first six months of fiscal year 2026. Please provide us with a comprehensive explanation for the significant increase and explain how your new trading subsidiary contributed to this sales growth as part of your response. If applicable, indicate the volume vs price increase of carbon credits. Please also revise future filings as applicable.

Response:

We acknowledge the Staff’s comment. The significant increase in revenue during the six months ended November 30, 2025 (the first six months of fiscal year 2026) was primarily driven by:

•	Increased trading activity in carbon credits through our new trading subsidiary, Karbon-X Trading Limited;

•	Higher volumes of credits sold compared to the prior year period

Contribution of the new trading subsidiary

During the six months ended November 30, 2025, our new trading subsidiary, Karbon-X Trading Limited, became fully operational and engaged in spot and forward transactions in carbon credits. This subsidiary contributed approximately 98% of our consolidated revenue for the period, compared to 0% in the prior‑year period as it was not operational yet.

The subsidiary’s activities expanded our access to new markets, counterparties, and project types, enabling us to increase both the volume and diversity of credits sold.

We will revise our MD&A in future filings to provide a more robust discussion of the drivers of period‑over‑period changes in revenue, including:

•	Quantitative and qualitative discussion of volume vs. price impacts on carbon credit revenue;

•	The contribution of our trading subsidiary to revenue growth; and

•	Any significant changes in product mix, customer mix, or market conditions that materially affect our results.

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Closing

The Company and its management acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s review of our filings and the opportunity to improve our disclosures. If you have any questions or require additional information, please contact Samuel Nelson, Chief Accounting Officer, at sn@karbon-x.com, or our counsel, Richard Cutler of Cutler Law Group P.C, at (713) 888-0040) or rcutler@cutlerlaw.com

Sincerely,

Karbon‑X Corp.

Name: Samuel Nelson

Title: Chief Accounting Officer

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